Exhibit 99.1
DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

     The planned tender offer described in these materials has not yet commenced. The description contained in these materials is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
DELL INC.
Moderator: TR Reid
September 21, 2009
9:15 a.m. CT

Operator:	Good morning. My name is (Angelia), and I will the conference operator today. Welcome to the Dell Perot Systems conference call. I’d like to inform all participants this call is being recorded at the request of Dell. This broadcast is the copyrighted property of Dell Inc. Any rebroadcast of this information in whole or part without the prior written permission of Dell Inc. is prohibited. Later we will conduct a question-and-answer session. If you have a question, simply press star, then one on your telephone keypad at any time during the presentation. I’d like to turn the call over to T R Reid. Mr. Reid, you may begin.

T R Reid:	(Angelia), thanks very much and thanks to all of you for joining our call. A special thanks to those of you on the West Coast of the U.S., where we know it’s still a bit early. We’re delighted to have the opportunity to talk to you a little bit more about our announcement today about Dell’s plans to acquire Perot Systems at a — at an important point in Dell’s continued transformation in a way that significantly expands our capabilities here and around the world for both the immediate and long term.

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

With me this morning to talk about that are the Dell Chairman and CEO, Michael Dell, and Perot Systems’ Chairman, Ross Perot Jr. They’ll make introductory comments and then we’ll have ample time for your questions. When we get to the question-and-answer period, we ask that you limit yours to one. Pending the demand for questions and the amount of time that we have, we may go back to you for follow-up questions as possible. With that, I’ll turn the call over to Michael Dell.

Michael Dell:	Thank you, T R and good morning, everyone. I’d like to share a few thoughts with you this morning. First, I want to say that Dell’s acquisition of Perot Systems is the right acquisition, one that we wanted for our customers and for both companies.

The acquisition will result in a compelling combination of information technology brands that will deliver customers a broader range of enterprise IT services and solutions and better position Dell for immediate and long-term profitable growth and efficiency. It will also enable Dell to extend the reach of Perot Systems capabilities, including the most dynamic customer segments around the world and bringing leading Dell computer systems to even more Perot Systems customers.

Dell and Perot Systems share several key characteristics, and our products, services, and structures are overwhelmingly complementary. We have similarly strong relationship-based cultures. People in both organizations are recognized for helping customers thrive by using IT for greater efficiency and productivity. The combination also provides some compelling opportunities for improved efficiency which will benefit our customers even further.

This pending acquisition makes great sense because of the obvious ways our businesses complement each other and enable us to grow. Dell’s global reach and significant services business and Perot Systems’ high-value next-generation portfolio are clear. Today’s announcement formalizes a relationship that has worked well. Our companies know and understand each other well. We’ve already collaborated to develop innovative solutions for customers, particularly in healthcare and government, and we have always been impressed with Perot Systems’ leadership, associates, tools, processes and relationships.

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

For Dell, this will elevate our combined enterprise and service business to $16 billion, with services revenue of $8 billion over the past four quarters. This is in addition to our leadership in industry standard servers, storage and client systems in the United States and worldwide. Our agreement also assures retention of key Perot Systems leaders in the combined company, and when the acquisition is complete, Perot Systems will become Dell’s services unit led by Peter Altabef, the current CEO. We anticipate closing later this year and the combination is expected to be accretive to Dell’s GAAP earnings in our fiscal 2012.

Thank you again for joining us, and now I’d like to ask Ross to provide his perspective.

Ross Perot Jr.: Michael, thank you. This is certainly a very exciting day for Perot Systems. Over the past two decades, we have built a company that serves clients with distinction, is financially strong, and provides great opportunities for all of our associates. My family and I and Perot Systems’ Board of Directors are very proud of the business we have built, the clients we have been associated with, and the more than 23,000 associates that compromise this great team. Approximately 45 years ago, my father founded this industry. Since that time, we have been part of its development, growth, and evolution.

Just as the industry continues to evolve, Perot Systems continues to evolve. We look at today as a new beginning that will result in even greater opportunities for our associates and expanded ways to serve all of our clients. Perot and Dell already have a great working relationship. We have already formed a strong team to go to the market. We look forward to growing that and making it even stronger. T R?

T R Reid:	Ross, thanks very much. (Angelia), now if you can poll for questions, we’d like to start the exchange with the reporters.

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Operator:	Ladies and gentlemen, we will now begin the question-and-answer portion of today’s call. If you have a question, please press star one on your telephone keypad. You will be announced prior to asking your question.
Your first question is from (Patrick Seitz) with “Investors Business Daily.”

(Patrick Seitz):	Michael, is this a transformational deal where Dell is trying to break with the past and does it say basically that Dell doesn’t see much growth in the — in the hardware business?

Michael Dell:	You know, if you look at our second quarter results, we generated almost $1.1 billion in cash flow, our revenues in the U.S. and non-Japan Asia were up 11 percent sequentially from the prior quarter, and we had particularly strong growth in the enterprise part of our business, the storage business growing quite nicely for us. And so we have a pretty broad portfolio of capabilities at Dell. This will extend and expand that into new spaces as we are able to serve more customers and more places around the world, again, with more capabilities.

So, I think if you look at — this is about growth. You’ll certainly see us targeting other spaces in the future, but we think this is a great services platform and you know it will combine nicely with the services assets that are already within Dell to create an $8 billion services firm that is quite formidable.

T R Reid:	Next question, (Angelia)?

Operator:	Your next question is from David Hubler with “Washington Technologies.”

David Hubler:	Thank you. Michael, Dell has a large footprint in the government services and hardware industry. How will this merger affect the Perot Systems government services? Maybe Ross could answer that, too.

Michael Dell:	We see this as highly complementary. You know the firms you know have collaborated together, but together we’ll be able to serve more customers in more spaces and a broader set of the opportunities. Certainly you know whether it’s government or healthcare or commercial or the global opportunities, we think there are lots of opportunities to grow.

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Ross Perot Jr.:	Yes, Dave, we’re certainly very excited at Perot Systems. Twenty-seven percent of our revenue comes from government services. It’s an area we’ve focused on you know intently the past eight years and have really built up, and we think being teamed up with Dell in government services is very strong for us. Especially our healthcare practice and our healthcare push, Dell brings a lot of strength, a lot of scale.

It brings a tremendous balance sheet if there’s certain tuck-in acquisitions we need to make around healthcare and gives us great customer touch within the government. We’ll be able to work with the Dell sales team within the federal government, again, to expand our existing sales team. So, it for us is going to be a big, big target.

David Hubler:	Thank you.

Operator:	Your next question is from Kirk Ladendorf with “Austin American-Statesman.”

Kirk Ladendorf:	Hi, Michael, could you — could you kind of a sketch a bit of a history of this deal, how it has taken to negotiate it and sort of what was the role of Mr. (Johnson) from IBM in this — in this process?

Michael Dell:	The history here goes back actually a few years. We had contacts back in 2007 regarding this idea and so it’s not been a — it’s not been a new idea. Ross and I have been discussing this for quite some time and you know we think it’ll be great for both companies. You know certainly over the course of the summer, the discussions became more engaged, and we you know were able to come forward today with a — with a — with an agreement.

And importantly, we have also reached agreement with a number of the key leadership to stay at the business, including certainly Peter Altabef, but many other key leaders in the organization, and we’ll be working throughout the organization to ensure that we retain the talent which is you know very important issue for us.

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Ross Perot Jr.:	And Kirk, another key point is that Dell is a very important customer for Perot Systems, and for the past couple of years, we’ve got to know each other, we’ve worked well together, our team has actually gone to market with Dell. And so we saw the cultural match, we saw what we could do together, and I think that made it a lot easier for us to jump onboard with Michael’s vision to help build — to build Dell.

Kirk Ladendorf:	(All right).

Michael Dell:	Hey, Kirk, you asked about (Dave Johnson).

Kirk Ladendorf:	Right.

Michael Dell:	You know he was not involved in this transaction in any way.

Kirk Ladendorf:	Thanks.

Operator:	Your next question is from the line of Justin Scheck with “Wall Street Journal.”

Justin Scheck:	Thanks for taking this. So, my question is, “Is this an effort by Dell to focus more on the healthcare and government sectors for services or is this looking, you know, overall to expand services ((inaudible)) very focused in those areas?”

Michael Dell:	Well, Justin, you know we see great opportunities really across the spectrum. Certainly the strength that Perot Systems has in healthcare is a significant one. We think that’ll be an area of great growth. And so having a strong capability there, both here in the U.S. and as that opportunity expands around the world, that’ll be quite valuable.

But we also see opportunities in the government sector, in the commercial sector. You know so this is really about growth and that we think there are great opportunities here. Our challenge will be to focus on the best opportunities first. There are you know numerous opportunities for us here.

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Ross Perot Jr.:	And Justin, we have a great (PPO) practice at Perot that is — that is tremendous, one of the best (PPO) practices around healthcare, the very strong engineering practice at Perot, professional management practice. So there are lots of imbedded businesses that being tied into Dell will allow us to really scale up.

Operator:	Your next question is from Patrick Thibodeau with “Computer World.”

Patrick Thibodea	u: Hello. Thank you for doing this. Mr. Perot, many of the IT services firms have been shifting their workforces overseas to places like India, and that includes Perot. You once worried about NAFTA and the you know giant sucking sound, but for IT services to be competitive, do you have to increase the percentage of work that is completed offshore? What’s your outlook in this area?

Ross Perot Jr.:	You know if you look at the growth of Perot Systems, we certainly are global. We grow around the world. But our U.S. workforce has grown faster than our global workforce and we’re very involved in Nebraska, Kentucky. Lots of middle America’s, small American towns have been very, very good to Perot, and so we believe you can do both.

Patrick Thibodea	u: Grow in India and grow here ((inaudible))...

Ross Perot Jr.:	((inaudible)) globally. I mean we’re in India, we’re in the Philippines, we’re in Mexico, all through Eastern Europe, all through the mid-part of the United States. But you look at the headcount growth of Perot, we continue to grow faster in the U.S. than we do around the world.

Michael Dell:	I think there are great opportunities here in the United States, and we should also remember that 96 percent of the population of the world lives outside the United States, so there are some great opportunities there, as well.

Ross Perot Jr.:	So, Patrick, we — we’re growing robustly all over the world.

T R Reid:	Next question, (Angelia)?

Operator:	Your next question is from Shelley Singh with “Economic Times.”

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Shelley Singh:	Michael, (in that) there will be over 20 percent of your headcount with Perot, how will you grow it? And also Perot is a specialist player, so will you look at more acquisitions to a broad base ((inaudible))?

Michael Dell:	Well, together, I think the firms will have a very significant presence in India. Individually I think you know each of us — we’re quite strong there, and we’ll be working closely (close-to-close) to integrate the capabilities and scale it even further. So, we think there are lots of opportunities there, and certainly our business, the Dell business, has been growing robustly in India.

Shelley Singh:	The second part of the question?

Ross Perot Jr.:	What was the second part, Shelley?

Shelley Singh:	Perot is a specialist player in you know healthcare and government. Would you look at more acquisitions to broad-based services to compete with other large players?

Michael Dell:	Yes. Yes, I think you’ll see us continue. You know Perot Systems has had a history of acquiring others, and certainly you know looking at that capability now is an $8 billion services firm within a larger Dell with a strong balance sheet and strong cash flows, I think one can look to both organic investments and inorganic investments to continue that growth.

Ross Perot Jr.:	Shelley, we have a very strong M&A team at Perot, and they’re excited to team up with the Dell M&A team and look at these new ideas from this new perspective.

Shelley Singh:	Thank you.

Operator:	Once again, ladies and gentlemen, if you do have a question, press star one on your telephone keypads. That’s star one to ask a question. Your next question is from Brian Cramer with (ChannelWell.com).

(Brian Cramer):	Hi, thanks. I was wondering, Michael, if you could talk about how you see this acquisition co-existing with your present channel strategy. Will the services be offered through channel partners or is this going to be a competing delivery mechanism for them?

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Michael Dell:	Well, already got some positive encouragement from some of our channel partners this morning. I think you know both companies have channel partnerships, and those will only grow you know as we — as we combine together.

(Brian Cramer):	Great.

Operator:	Your next question is from Cliff Edwards with “Business Week.”

Cliff Edwards:	Hi, Michael. I had a question about the partnerships that you had with other service (systems), too. Do you expect to maintain those or how is that going to change?

Michael Dell:	We expect to maintain those, Cliff. You know this is a substantial addition to our capability, but you know there are wide range of solutions out there that we’re not addressing and you know certainly customers look to a multi-vendor approach you know from — in terms of the way our different product offerings and service offerings are deployed. And so, we’ll continue with that — with that approach and the relationships we have with other services and solutions providers.

Cliff Edwards:	Great, thanks.

Operator:	Your next question is from (Pat Oberdeen) with “Lincoln Journal.”

(Pat Oberdeen):	Hi, gentlemen. Mr. Perot, you mentioned Nebraska as one of the places that you have jobs, and that’s where I’m calling from. And the question I have is we have a large Perot Systems presence here. It’s one of the largest employers with over a thousand employees and they’re just putting the finishing touches on a brand-new local headquarters with plans to move more jobs here. As part of this deal, are those kinds of initiatives likely to go forward? Will there be any consolidation, job cuts — anything like that?

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

Ross Perot Jr.:	So, (Pat), I mean those operations continue to go forward and the key about this transaction is that Peter Altabef, the CEO of Perot, will be running this group — combined group for Michael. And so the same leadership team that we existing — we have today will stay in place and continue to grow Perot Systems as we have. And our goal will be certainly to continue to grow and make it even bigger.

Operator:	Your next question is from Kirk Ladendorf with “Austin American-Statesman.”

Kirk Ladendorf:	Hey, Michael. You mentioned in your opening statement certain efficiencies of the combination. And I don’t know whether that was code for at least trimming some of the body count or not. Just kind of where do you think those efficiencies are?

Michael Dell:	When we look at the combined businesses, there are about you know $4 billion in costs. And you know we see an opportunity you know to the tune of roughly 6 to 8 percent of those costs over the two years in terms of savings. And so that’s in you know shared delivery and cost. Some of our own internal and external IT spend. And as we — as we look to — you know to those opportunities, you know we’ll want to reinvest that, again, in growth because this is really about growth.

Kirk Ladendorf:	Thanks.

Operator:	Your next question is from (Jeff Desheer) with “Consulting Magazine.”

(Jeff Desheer):	Hi. I’m wondering if you could walk us through a little bit more about the combined $8 billion services practices you mentioned ((inaudible)) very large (PPO) presence, but if you could talk anymore about what the rest of that services — combined services practice is, what both sides bring to the table, where you see expansion (in) services going forward?

Michael Dell:	Sure. Dell’s enhanced services business over the last four quarters generated $5.1 billion in revenues. You know Perot Systems generated 2.6 billion over the last four quarters. So, you know there you have it. You know that’s 7.7 billion. The Perot Systems organization has a substantial backlog — $8 billion

DELL INC.
Moderator: T R Reed
09-21-09/9:15 a.m. CT
Confirmation # 31323514

of backlog. Dell itself, if you look on our balance sheet you’ll find $5.8 billion of (preferred) services revenue on our balance sheet. That’s a number that has been increasing.

Within the Dell $5.1 billion, it’s made up of three parts — support services, which is 71 percent, consulting, which is 8 percent, and life cycle services, which represents 21 percent.

Operator:	Thank you. We’ll now take our final question from Patrick Seitz with “Investors Business.”

Patrick Seitz:	Can you talk about what percentage of business at Perot Systems use Dell products? And I know you mentioned that you know expect Perot to continue having a multi-vendor approach, but is there going to be you know basically a significant preference for Dell products? I mean how is that going to work?

Michael Dell:	We’re not counting on that as a — as a significant source of benefit here. You know there’s certainly some opportunity there that we’ll go after, but you know that’s not — that’s not the primary purpose of this.

Ross Perot Jr.:We’re already a big existing Dell shop at Perot. And we’ve had great partnerships certainly with Dell, and we go to market with Dell already.

Patrick Seitz:	And you don’t see much of a conflict with customers that want hardware from other companies other than Dell?

Michael Dell:	We don’t see a conflict.

Patrick Seitz:	All right, thanks.

T R Reid:	Once again, we appreciate your time and interest in today’s announcement. Obviously we’ll have much more to share with you over the next several weeks as this moves from intent to close. And we hope to be back with you at that point to characterize more about the important pairing of these two companies. Until then, thanks. Have a great day.

Male:	Thank you.

Operator:	This concludes today’s conference call. We appreciate your participation. You may disconnect at this time.
END